EXHIBIT 4.5

RESTATED EMPLOYMENT AGREEMENT

This Agreement (the “Restated Agreement”) is entered into and made effective as of October 1, 2001 (the “Effective Date”), as subsequently amended and as reflected herein, between Gideon Hollander (hereinafter referred to as “Employee” or “Hollander”) and Jacada Ltd. and its subsidiaries (hereinafter the “Company”),

Whereas, Employee and the Company are parties to an Employment Agreement dated March 3, 1999, which Employment Agreement was originally entered into by Employee and Jacada, Inc., a subsidiary of the Company (the “Employment Agreement”); and

Whereas, the parties wish to extend Hollander’s employment terms and to amend and restate in its entirety the Employment Agreement in accordance with the terms and conditions of this Restated Agreement.

Now, Therefore, the parties agree to amend and restate the Employment Agreement in its entirety as follows:

1.	Position

As of the Effective Date, you shall be employed by the Company in its offices located in Herziliya, Israel and shall fulfill the position of the Chief Executive Officer of the Company. As such, you may be required, from time to time and according to the work load demanded of you, to work beyond the regular working hours and you shall not be entitled to any further compensation other than as specified in this Restated Agreement.

2.	Salary

You will be compensated at an annual rate of US $180,000. At the end of a-12 month period your performance will be evaluated and your compensation may be adjusted based on the results of such evaluation.

3.	Options

Notwithstanding anything to the contrary herein or in any other agreement between you and the Company, any options to purchase shares of the Company which you received under the Employment Agreement or otherwise during your employment with the Subsidiary, or prior thereto, shall continue to vest during the term of your continued employment with the Company in accordance with the terms of the original grant(s).

4.	Bonus

You shall be eligible to receive a target incentive bonus in the gross sum of US$100,000 per each calendar year based on the achievement of certain specified performance goals as shall be determined by the Board of Directors of the Company or a committee thereof, from time to time.

5.	Insurance Policies.

The Company shall insure you under an accepted ‘Manager’s Insurance Scheme’ (the “Managers Insurance”) in accordance with the Company’s policy in effect from time to time. The Company shall contribute an amount equal to 5% of your Salary towards the Managers Insurance for your benefit and shall deduct 5% from your Salary and pay such amount towards the Managers Insurance for your benefit. In addition, the Company shall pay an amount equal to 8 1/3% of your Salary towards a fund for severance compensation (the “Severance Fund”), and an additional amount, to be determined by the Company in its sole discretion in accordance with its policies, towards disability insurance. In case of termination (including for clarity purposes, any ‘non continuation’ at the end of the 3 year term) of your employment by either party and for any reason under clause 10.1 or 10.2 below you will be entitled to receive all the sums (whether contributed by the Company or by you) accrued in the Managers Insurance.

6.	Israeli Educational Fund (“Keren Hishtalmut”).

The Company and you shall open and maintain an Israeli Educational Fund (‘Keren Hishtalmut’) (the “Fund”) in accordance with the Company’s policy in effect from time to time. Subject to the maximum amount stated in Section 3(e) of the Israeli Income Tax Ordinance, as amended from time to time, the Company shall contribute to such Fund an amount equal to 7 1/2% of your Salary and you shall contribute to such Fund an amount equal to 2 1/2% of your Salary.

7.	Vehicle.

As part of your benefits, during the term of your employment, the Company shall provide you with a vehicle in accordance with the Company’s policy as shall be in effect from time to time.

8.	Business Expenses

The Company shall pay on your behalf or reimburse you for reasonable business expenses incurred in connection with your employment, subject to the Company’s policy (including without limiting the above, for a mobile telephone, internet connections and one telephone line at your residence).

9.	Vacation

You will be eligible to earn up to 23 days of paid vacation per year. You will be allowed to accrue such vacation days from year to year, subject to the Company’s policy with respect to limitations on the maximum number of accrued vacation days.

10.	Term and Termination

10.1.

The Restated Agreement is for a 3 year term expiring on September 30, 2004. Prior to the above expiration date, Hollander and the Company may negotiate terms for the continuation of employment. In the event that at the expiration of such 3 year period of continued employment acceptable terms for continuation of employment can not be reached by the parties, for any reason, Hollander shall be entitled to receive a one year adjustment period, during which period your salary and related benefits will be paid in full by the Company.

10.2.	Your employment can be terminated at any time and for any reason by either party. For any termination by either party, a mandatory 12 months written notice will be given by the terminating party prior to termination. The Company may elect to pay you your salary (including all benefits) during this notice period or any remaining portion thereof and terminate your employment at any time during this notice period. If the Company terminates your employment prior to the full 3-year term, the Company shall pay you your salary (including all benefits) for a 12-month adjustment period starting from the date you are released from your work and position in the Company. Should the advance notice and the adjustment periods coincide, you will be eligible to only one of the above, as the case may be. For purposes of options vesting and exercise, termination of your employment shall be considered to be at the end of the advance notice or adjustment period, as the case may be.

10.3.	In addition to payments under Section 10.1 and 10.2 above, in case of termination (including for clarity purposes, any ‘non continuation’ at the end of the 3 year term) of your employment by either party and for any reason under clause 10.1 or 10.2 above you will be entitled to severance payments equal to (a) the number of years from May 1991 until the termination day multiplied by your monthly salary at the time of termination, less (c) US$20,000. The Company may pay portions of such severance sums by the transfer to you of the sums accrued in the Severance Fund (as defined in Section 5 above).

11.	General

11.1.	This Restated Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, proposals, understandings and arrangements, if any, whether oral or written, between the parties hereto with respect to the subject matter hereof, including but not limited to the Employment Agreement, which is hereby terminated and of no further force or effect. Any amendment to this Restated Agreement must be agreed to in writing by the parties.

11.2.	This Restated Agreement shall be interpreted and construed in accordance with the laws of the State of Israel. The parties submit to the exclusive jurisdiction of the competent courts of Tel Aviv-Jaffa in any dispute related to this Restated Agreement.

In Witness Whereof, the undersigned hereunto set their hands and seals as of the Effective Date.

/S/ GIDEON HOLLANDER
Gideon Hollander

Jacada Ltd.

By:	/S/ ROBERT C. ALDWORTH
Robert C. Aldworth
Title: Chief Financial Officer

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